SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2 )1

                              IDIAL NETWORKS, INC.

                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   451 67U 107

                                 (CUSIP Number)

                                  Mark T. Wood
                        2204 Timberloch Place, Suite #225
                             The Woodlands, TX 77380
                                  281-292-8244

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2000

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 3 Pages)
--------
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 451 67U 107                   13D                    Page 2 of 3 Pages

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                                       Mark T. Wood
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                     Not applicable

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                             |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                          American


--------- ----------------------------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                23,570,000 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      23,570,000 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
                        ----- ---------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                23,570,000 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                  |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.8%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

                                Page 3 of 3 Pages

Item 1.  Security and Issuer.

         No Change.

Item 2. Identity and Background.

         No Change.

Item 3. Source and Amount of Funds or Other Consideration.

         Wood received 11,785,000 shares of common stock of iDial Networks, Inc. (the "Company") as part of a stock dividend in which the Company issued a common stock dividend on a one for one basis.

Item 4. Purpose of Transaction.

         See response to Item 3.

Item 5.  Interest in Securities of the Issuer.

         Under the rules and regulations of the Securities and Exchange Commission, Wood beneficially owned 23,570,000 shares of common stock, representing 26.8% of the outstanding shares of common stock of the Company as of November 23, 2000. The percentage of outstanding shares of common stock is computed based on 87,969,856 shares of common stock outstanding as of November 23, 2000. Except for the transactions described herein, Wood has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 16, 2002
                                                          /s/ MARK T. WOOD
                                                              Mark T. Wood